SECURITIES AND EXCHANGE COMMISSION
                         450 Fifth Street, N.W.
                         Washington, D.C.  20549

                                FORM U-57
             NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS
                    Filed under section 33(a) of the
         Public Utility Holding Company Act of 1935, as amended

                         SETUZA energetika, a.s.
                    (Name of foreign utility company)

                              Cinergy Corp.
(Name of filing company, if filed on behalf of a foreign utility company)

The Commission is requested to mail copies of all communications relating to this Notification to:

                             Cheryl M. Foley
                               David Wozny
                              Cinergy Corp.
                         139 East Fourth Street
                         Cincinnati, Ohio  45202

     Cinergy Corp. ("Cinergy"), a Delaware corporation and a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), hereby notifies the Commission on behalf of SETUZA energetika a.s., a corporation organized under the laws of the Czech Republic, that SETUZA energetika a.s. is, and claims status as, a foreign utility company within the meaning of section 33 of the Act.

Item 1. Name of entity claiming foreign utility company status, its business address, and a description of the facilities used for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.
Identification, to the extent known, of each person holding 5% or more of any class of voting securities of the foreign utility company and description of the amount and nature of the interest.

     The name and business address of the company on whose behalf foreign utility company status is claimed is SETUZA energetika a.s. ("SE"), Tylova 57, 316 00 Plzen, Czech Republic.

     SE owns and operates two 6 megawatt ("MW") and one 1.3 MW coal-fired electric generators and associated transmission and distribution assets in the City of Usti nad Labem, the Czech Republic, for a combined electric generating capacity of 13.3 MW. The electricity is distributed and sold to local industry and Severoceska energetiky a.s., the regional electric transmission and distribution company.

     SE also owns and operates a gas distribution system, including a regulator station and associated gas distribution assets. SE purchases natural gas from a regional gas distribution company and distributes such gas to local industry in Usti nad Labem, Czech Republic.

     SE has an authorized share capital of 701,000,000 Czech crowns, 701 shares of which are issued and outstanding, each with a nominal value of 1,000,000 Czech crowns. Cinergy Global Resources 1 B.V., a company incorporated in The Netherlands and an indirect wholly-owned subsidiary of Cinergy, is the legal and beneficial owner of 700 shares of the issued share capital of SE.

Item 2. Name of any domestic associate public utility company and, if applicable, its holding company, and description of the relationship between the foreign utility company and such company, and the purchase price paid by any domestic associate public utility company for its interest in the foreign utility company.

     The following domestic public utility companies, each of which is a direct or indirect wholly-owned subsidiary of Cinergy, are associate companies of SE: The Cincinnati Gas & Electric Company ("CG&E"), PSI Energy, Inc., The Union Light, Heat and Power Company ("Union"), Lawrenceburg Gas Company ("Lawrenceburg"), The West Harrison Gas and Electric Company ("West Harrison") and Miami Power Corporation ("Miami"). Union, Lawrenceburg, West Harrison and Miami are all direct wholly-owned subsidiaries of CG&E.

     None of the foregoing domestic public utility companies has made an investment in or has any contractual relationship with SE, nor is any such investment or contractual relationship contemplated.

                         SIGNATURE

     The undersigned company has duly caused this statement to be signed on its behalf by the undersigned officer, duly authorized as of the date indicated below:

                         CINERGY CORP.


                         By:  /s/ William L. Sheafer
                              Vice President & Treasurer



Dated:    March 2, 1999